UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Name of Issuer:  Mediware Information Systems, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  584946107

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                       Norman S. Schleifer
                    c/o Oracle Partners, L.P.
                  712 Fifth Avenue, 45th Floor
                    New York, New York  10019

     (Date of Event which Requires Filing of this Statement)

                        November 6, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No.     584946107

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Larry N. Feinberg


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


7.  Sole Voting Power

         895,736


8.  Shared Voting Power




9.  Sole Dispositive Power

         895,736


10. Shared Dispositive Power






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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         895,736


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         16.19%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!


































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         This Amendment No. 1 to Schedule 13D is being filed on

behalf of Larry Feinberg to report a material change in his

beneficial ownership of shares of common stock ("Common Stock")

of Mediware Information Systems, Inc. ("Mediware") from 17.40% to

16.19%.

Item 1.  SECURITY AND ISSUER

         No change.

Item 2.  IDENTITY AND BACKGROUND

         No change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, Mr. Feinberg is deemed to

beneficially own 895,736 shares of Mediware's Common Stock (the

"Shares").  The Shares are held by the Partnerships and managed accounts over which Mr. Feinberg has investment discretion.  The

895,736 Shares were purchased as part of a private placement at an aggregate cost of $2,911,142.  The funds for the purchase of

Shares held in the Partnerships, over which Mr. Feinberg has investment discretion, came from capital contributions to the

Partnerships by their general and limited partners.  The funds for the purchase of the Shares held in the managed accounts, over which Mr. Feinberg has investment discretion, came from each managed account's own funds.  No leverage was used to purchase the Shares.








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Item 4.  PURPOSE OF TRANSACTION

         No change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Mr. Feinberg is deemed to be the

beneficial owner of 895,736 Shares.  Based on information

provided by the management of Mediware, there are believed to be

5,532,042 Shares outstanding.  Therefore, Mr. Feinberg

beneficially owns 16.19% of Mediware's outstanding shares of

Common Stock.  Mr. Feinberg has the power to vote, direct the vote, dispose of or direct the disposition of all the shares of

Mediware Common Stock that he is currently deemed to beneficially own.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         No change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Attached hereto as Exhibit A is a description of the

transactions in the shares of Mediware Common Stock that were effected by Mr. Feinberg during the past 60 days.
















                                5





         Signature

         The undersigned, after reasonable inquiry and to the

best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



November 18, 1997

                             /s/ Larry N. Feinberg
                             ________________________________
                                   Larry N. Feinberg






































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                                                        EXHIBIT A


                     Daily Transactions
                     ____________________

Trade Date    Number of Shares    Price Per Share      Value
                  (Sold)
__________    ________________    _______________      _____

  11/6/97        (255,500)            $10.557       $2,697,483










































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00751001.AU4